

August 29, 2025

James Marischen
Chief Financial Officer
Stifel Financial Corp.
501 North Broadway
St. Louis, MO 63102

> **Re: Stifel Financial Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **Form 8-K, filed July 30, 2025**
> **File No. 001-09305**

Dear James Marischen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024

IV. Deposits, page 48

1. Please revise your future filings to disclose the information required by Item 1406(e) and (f) of Regulation S-K, to the extent material.

Note 25 - Income Taxes, page 120

2. We note your disclosure of $57 million in NOL's and your recognition of a deferred tax asset valuation allowance of $57 million at December 31, 2024. We also note your disclosure about your "ability to carry back certain tax attributes against prior year taxable income for tax years before 2024 and to carry forward net operating losses indefinitely after 2024, and expectations of future taxable income, which is supported by a history of cumulative income." Please tell us in detail and revise your future filings, here or in the MD&A, to provide additional information regarding the specific component(s) to which the material amount of deferred tax asset valuation allowance relates and clarify the negative evidence considered under ASC 740-10-30 which

       resulted in the recognition of a deferred tax asset valuation allowance. Further, disclose the portion of NOL's that do not require a valuation allowance, if material.

<u>Form 8-K, filed July 30, 2025</u>

<u>Exhibit 99.2, page 4</u>

3.   We note disclosure on page 4 of your "Non-GAAP Consolidated Results of Operations" which represents a full income statement of non-GAAP measures. Please revise your future filings to remove the presentation of your full non-GAAP income statement. Refer to Question 102.10(a) of the Non-GAAP Compliance and Disclosure Interpretations for guidance.

4.   While you label certain groups of information as non-GAAP, we note your non-GAAP financial measures have the same line-item names as the related GAAP financial measure (e.g., net revenues, earnings per diluted common share, etc.). Please revise the description of each non-GAAP financial measure in future filings to use a different line-item name, for example, adjusted net revenues, adjusted earnings per diluted common share, etc. Refer to Question 100.05 of the Non-GAAP Compliance and Disclosure Interpretations for guidance.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance